Exhibit 99.2
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto Alcan accelerates study of Alma smelter expansion project – the next step in US$2 billion Quebec investment program
7 April 2008
Speaking today at a Canadian Club luncheon in Montreal, Quebec, Tom Albanese, chief executive of Rio Tinto, announced that Rio Tinto Alcan will proceed, on an accelerated basis, with a pre-feasibility study for an expansion of the Alma smelter in the Saguenay– Lac-Saint-Jean region of Quebec. The potential expansion would add approximately 170,000 tonnes to the current Alma smelter production of slightly more than 400,000 tonnes.
“I am very pleased to announce another positive step along the way in our ten year, US$2 billion Quebec investment program,” said Mr. Albanese. “Rio Tinto intends to follow Alcan’s lead as a champion of Canada and Quebec and build upon its positive economic and social legacy by continuing with investments that will create value and opportunity.”

Alma is one of Rio Tinto Alcan’s most modern and efficient smelters. The expanded smelter would have a capacity of approximately 570,000 tonnes and be one of the largest in North America. The study will evaluate the cost, timetable and conditions for completing the expansion, which is part of Rio Tinto Alcan’s Quebec investment program announced in December 2006.
“Our objective is to complete the various feasibility studies on an accelerated basis,” said Jacynthe Côté, president and chief executive officer of the Rio Tinto Alcan Primary Metal business unit. “This is another important part of our investment strategy and a further demonstration of our ongoing commitment to the development of the Saguenay–Lac- Saint-Jean region.”
AP50 pilot plant
In addition to the proposed Alma expansion, Rio Tinto Alcan’s Quebec investment program includes the construction, with options for future expansion, of an AP50 pilot plant using the new generation of AP technology and powered exclusively by clean, renewable hydroelectricity. The pilot plant will serve as the platform for future development of the AP50 technology.

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Shipshaw power station
The program also includes a recently announced US$130 million investment to construct a new 225-megawatt high-efficiency turbine at the Shipshaw power station. The new turbine will facilitate the more efficient use of water resources. The station is a key component of Rio Tinto Alcan’s extensive hydroelectric network, which has a total installed capacity of 2,687 megawatts in Quebec. The project is expected to be submitted to the Rio Tinto Board of Directors for final approval in the fourth quarter of 2008.
Spent potlining treatment pilot plant
Other investments in Quebec include US$225 million for the recently completed construction of a spent potlining treatment pilot plant. Pre-operational checks and precommissioning are underway at the facility, which will come on-line and begin ramping up this month, in keeping with the initial timetable.
Community Investment
Rio Tinto Alcan will maintain its significant community commitments by creating a foundation to be endowed with CDN$200 million over five years. This will ensure the continuation of significant activities such as the recently announced CDN$4 million contribution towards the building of the new Rio Tinto Alcan Planetarium; the CDN$1 million donation to the Montreal Neurological Institute; donations totalling CDN$650,000 to the Chicoutimi and Alma hospital foundations, in the Saguenay–Lac-Saint-Jean region, along with numerous other engagements in Quebec.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products and production forecasts), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forwardlooking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Rio Tinto Alcan Media Relations,	Rio Tinto Alcan Media Relations, Saguenay
Canada	Claudine Gagnon
Stefano Bertolli	Tel.: +1 418 699 4005
Tel.: +1 514 848 8151

Media Relations, US
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7753 2326	Office:+ 61 (0) 7 3867 1068
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com

Websites: www.riotinto.com www.riotinto.com/riotintoalcan